================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               G & L Realty Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36127 11 09
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Aaron A. Grunfeld, Esq.
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09
          ---------------------------------------------------------------------

   1.     Names of Reporting Persons

          Lyle Weisman
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds
          PF, 00
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                        7.     Sole Voting Power
  Number of                    74,900
   Shares              --------------------------------------------------------
 Beneficially           8.     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting             9.     Sole Dispositive Power
 Person With                   74,900
                       --------------------------------------------------------
                        10.    Shared Dispositive Power

                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          74,900
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)
          Approximately 3.2% based upon total number of shares shown outstanding on most recent Annual Report

          ---------------------------------------------------------------------

CUSIP No. 36127 11 09
          ---------------------------------------------------------------------

   1.     Names of Reporting Persons

          Asher Gottesman
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds
          PF, 00
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                        7.     Sole Voting Power
  Number of                    28,510
   Shares              --------------------------------------------------------
 Beneficially           8.     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting             9.     Sole Dispositive Power
 Person With                   28,510
                       --------------------------------------------------------
                        10.    Shared Dispositive Power

                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          28,510
          ---------------------------------------------------------------------

  12.     Check  if the Aggregate Amount in Row (11) Excludes Certain
          Shares

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)
          Approximately 1.2% based upon total number of shares shown outstanding on most recent Annual Report

          ---------------------------------------------------------------------

  14.     Type of Reporting Person
          IN.

CUSIP No. 36127 11 09
          ---------------------------------------------------------------------

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Len Fisch
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds
          PF, 00
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                        7.    Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially           8.    Shared Voting Power
  Owned by                    124,000 joint voting power with Igor Korbatov
    Each               --------------------------------------------------------
  Reporting             9.    Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                        10.   Shared Dispositive Power
                              124,000 joint dispositive power with Igor Korbatov
                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          124,000 joint with Igor Korbatov
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)
          Approximately 5.3% based upon total number of shares shown outstanding on most recent Annual Report

          ---------------------------------------------------------------------

  14.     Type of Reporting Person
          IN.

CUSIP No. 36127 11 09
          ---------------------------------------------------------------------

   1.     Names of Reporting Persons

          Igor Korbatov
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Source of Funds
          PF, 00
          ---------------------------------------------------------------------

   5.     Check if Disclosure of Legal Proceedings
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

   6.     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                        7.    Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially           8.    Shared Voting Power
  Owned by                    124,000 joint voting power with Len Fisch
    Each               --------------------------------------------------------
  Reporting             9.    Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                        10.   Shared Dispositive Power
                              124,000 joint dispositive power with Len Fisch
                       --------------------------------------------------------

  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          124,000 joint with Len Fisch
          ---------------------------------------------------------------------

  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares

          ---------------------------------------------------------------------

  13.     Percent of Class Represented by Amount in Row (11)
          Approximately 5.3% based upon total number of shares shown outstanding on most recent Annual Report

          ---------------------------------------------------------------------

  14.     Type of Reporting Person
          IN.

ITEM 1. SECURITY AND ISSUER
This Statement, filed on behalf of Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (collectively the "Reporting Persons") relates to Common Stock, $.01 par value, of G & L Realty Corp. ("G&L" or the "Company"), a Maryland corporation, which has its principal executive offices at 439 N. Bedford Drive Beverly Hills, California 90210.



ITEM 2. IDENTITY AND BACKGROUND
Although the Reporting Persons named below have not entered into any written agreement relating to voting of their shares or relating to any particular course of action concerning the voting of their shares, pursuant to Rule 13d-5-
(b) (1), the Reporting Persons may be deemed to be a group who have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Act of 1933, as amended, of all equity securities of G&L beneficially owned by the Reporting Persons. The following persons comprise the Reporting
Persons:

1.
(a) Lyle Weisman

(b) 14001 Ventura Boulevard
Los Angeles, California 91423

(c) Real Estate Investor, Self Employed

(d) During the last five years, Mr. Weisman has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Weisman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

2.
(a) Asher Gottesman

(b) 14001 Ventura Boulevard
Los Angeles, California 91423

(c) Real Estate Investor, Self Employed

(d) During the last five years, Mr. Gottesman has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Gottesman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

3.
(a) Len Fisch

(b) 922 Santee Street
Los Angeles, California 90015

(c) Real Estate Development and Management

(d) During the last five years, Mr. Fisch has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Fisch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

4.
(a) Igor Korbatov

(b) 922 Santee Street

Los Angeles, California 90015

(c) Real Estate Attorney, Real Estate Development and Management

(d) During the last five years, Mr. Korbatov has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Korbatov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased by Mr. Weisman was approximately $900,000. The aggregate purchase price for the shares of Common Stock purchased by Mr. Gottesman was approximately $334,387. The aggregate purchase price for the shares of Common Stock purchased by Messrs. Fisch and Korbatov was approximately $1,474,180.

ITEM 4. PURPOSE OF TRANSACTION
On November 30, 2000, the Company received a proposal from Daniel M. Gottlieb and Steven D. Lebowitz, the Chief Executive Officer and the President, respectively, of the Company, to acquire all the outstanding shares of Common Stock of the Company not held by them for a cash price of $10.00 per share. The proposal contemplated a merger of an entity newly formed by Messrs. Gottlieb and Lebowitz with and into the Company. On February 16, 2001, the Company received a revised proposal from Messrs. Gottlieb and Lebowitz under which they would acquire all the outstanding shares of Common Stock of the Company not held by them for a cash price of $11.00 per share.

On April 13, 2001, the Company announced the agreement in principle for the acquisition of its publicly-held common stock by Messrs. Gottlieb and Lebowitz for a cash price of $11.25 per share. On May 10, 2001, the Company announced that its board of directors approved a definitive merger agreement with Messrs. Gottlieb and Lebowitz under which they will acquire all the outstanding shares of Common Stock of the Company not held by them for a cash price of $12.00 per share. The announcement further stated that it is currently contemplated that the merger would be completed in the third quarter of 2001.

The Reporting Persons believe that the underlying value of the Company's Common Stock is substantially higher than the cash prices offered by Messrs. Gottlieb and Lebowitz and may be substantially higher than reported the $13.12 closing price per share on May 10, 2001. Consequently, the Reporting Persons may explore the possibility of presenting their own offer at a price and upon terms which may be superior to the price and terms offered by Messrs. Gottlieb and Lebowitz. The Reporting Persons, individually or collectively, may acquire additional securities or dispose of securities of the Company in the future in their sole discretion.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

                           Aggregate Number of Shares
Name                           Beneficially Owned                 Percentage of Class
-------------------------------------------------------------------------------------
Lyle Weissman                     74,900                                 3.2%

Asher Gottesman                   28,510                                 1.2%

Len Fisch and
Igor Korbatov                    124,000                                 5.3%


(b)

1.   Lyle Weisman has sole voting and dispositive power over the 72,300 shares.

2. Asher Gottesman has sole voting and dispositive power over the 26,510 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over the 120,000 shares.

(c) Transactions effected during the past sixty days:


1. Lyle Weisman stock purchases within the past 60 days, all in open market transactions:

Date             Number of Shares Purchased         Price Per Share
----             --------------------------         ---------------
3-14-01                     600                          $10.75
3-23-01                     300                          $10.60
3-23-01                     100                          $10.65
3-26-01                     200                          $10.70
3-28-01                     100                          $10.50
3-30-01                     100                          $10.24
3-30-01                     100                          $10.25
4-2-01                      500                          $10.20
4-2-01                      100                          $10.21
4-3-01                      200                          $10.20
4-4-01                    1,000                          $10.20
4-4-01                      100                          $10.19
4-4-01                      600                          $10.22
4-4-01                      200                          $10.24
4-5-01                      800                          $10.25
4-5-01                      200                          $10.35
4-6-01                      500                          $10.65
4-25-01                     100                          $11.15
4-25-01                     100                          $11.20
5-3-01                      500                          $11.35
5-3-01                      100                          $11.40
5-4-01                    1,500                          $11.80
5-4-01                      100                          $11.84
5-4-01                      600                          $12.00
5-4-01                      100                          $12.05
5-7-01                      700                          $12.30
5-7-01                      600                          $12.40
5-7-01                      700                          $12.69
5-7-01                    1,000                          $12.70
5-7-01                    2,000                          $12.85
5-7-01                      100                          $12.98
5-7-01                    1,000                          $13.00
5-8-01                      500                          $12.95
5-8-01                    1,000                          $12.96
5-9-01                      100                          $12.94

5-9-01                      200                          $12.98
5-10-01                     100                          $13.20
5-11-01                   1,000                          $11.90
5-11-01                     200                          $11.95
5-11-01                     600                          $12.00
5-11-01                     600                          $12.10
5-11-01                     200                          $12.25


2. Asher Gottesman stock purchases within the past 60 days, all in open market transactions:

Date             Number of Shares Purchased         Price Per Share
----             --------------------------         ---------------
4-4-01                    2,000                          $10.24
4-4-01                    1,000                          $10.22
4-5-01                    1,400                          $10.43
4-5-01                      900                          $10.44
4-5-01                      100                          $10.45
4-5-01                      500                          $10.50
4-6-01                      600                          $10.60
4-6-01                      500                          $10.69
4-10-01                     500                          $11.10
4-26-01                     300                          $11.20
4-26-01                     100                          $11.23
4-26-01                     600                          $11.25
4-27-01                     500                          $11.20
5-3-01                      100                          $11.18
5-3-01                      300                          $11.25
5-3-01                    2,510                          $11.35
5-4-01                      200                          $11.35
5-4-01                      500                          $11.55
5-4-01                      800                          $11.75
5-4-01                      500                          $11.80
5-4-01                      500                          $11.90
5-7-01                    1,500                          $12.50
5-7-01                      400                          $12.65
5-7-01                      500                          $12.79
5-7-01                    1,300                          $12.80
5-8-01                      100                          $12.90
5-8-01                    1,000                          $12.95
5-9-01                      800                          $12.90
5-9-01                      500                          $12.91
5-9-01                    1,000                          $12.92
5-9-01                    1,000                          $12.93
5-9-01                    1,000                          $12.94
5-10-01                   2,000                          $12.99
5-11-01                     500                          $12.05
5-11-01                   1,500                          $12.25


3. Len Fisch and Igor Korbatov, joint stock purchases during the past 60 days all in open market transactions:

Date             Number of Shares Purchased         Price Per Share
----             --------------------------         ---------------
4-6-01                    1,390                          $10.74
4-9-01                    8,600                          $11.30
4-9-01                    2,000                          $11.25

4-9-01                      100                          $11.10
4-9-01                   12,200                          $11.00
4-9-01                    3,200                          $10.80
4-9-01                    1,000                          $10.76
4-9-01                      140                          $10.74
4-10-01                   5,070                          $11.00
4-11-01                     100                          $11.00
4-12-01                   1,500                          $11.00
4-16-01                   6,600                          $11.00
4-17-01                   3,100                          $11.17
5-3-01                      100                          $11.30
5-3-01                    7,490                          $11.35
5-4-01                      600                          $11.50
5-4-01                    3,500                          $11.95
5-4-01                    1,600                          $11.40
5-4-01                      700                          $11.90
5-4-01                    2,500                          $11.85
5-4-01                    1,000                          $11.84
5-4-01                      800                          $12.05
5-4-01                    1,000                          $12.00
5-4-01                    1,000                          $11.99
5-4-01                    1,000                          $11.70
5-4-01                    1,000                          $11.60
5-4-01                    5,800                          $11.80
5-7-01                      400                          $12.95
5-7-01                    3,000                          $12.90
5-7-01                    4,500                          $12.60
5-7-01                    3,700                          $12.75
5-7-01                    3,800                          $12.85
5-7-01                    1,100                          $12.80
5-7-01                    4,400                          $13.00
5-7-01                      700                          $12.70
5-7-01                    1,000                          $12.65
5-7-01                    1,000                          $12.64
5-7-01                    2,300                          $12.40
5-7-01                    2,300                          $12.30
5-7-01                      500                          $12.25
5-8-01                    1,600                          $12.94
5-8-01                      200                          $12.90
5-8-01                      500                          $12.80
5-8-01                    4,000                          $12.95
5-8-01                    2,100                          $12.99
5-9-01                    1,100                          $12.90
5-9-01                    1,090                          $12.89
5-9-01                    2,500                          $12.80
5-9-01                    1,500                          $12.85
5-9-01                    1,000                          $12.84
5-10-01                   2,500                          $13.00
5-10-01                     120                          $13.10
5-11-01                   4,000                          $12.10

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise noted, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between such persons and any other person with respect to any securities of G&L, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
 Exhibit A, Joint Filing Agreement among the Reporting Persons.


                                   SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2001

/s/ Lyle Weisman
---------------------------------
Lyle Weisman


Date:  May 11, 2001

/s/ Asher Gottesman
---------------------------------
Asher Gottesman


Date:  May 11, 2001

/s/ Len Fisch
---------------------------------
Len Fisch


Date:  May 11, 2001

/s/ Igor Korbatov
---------------------------------
Igor Korbatov

                                   EXHIBIT A
                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                                /s/ Lyle Weisman
                                                ---------------------------
                                                Lyle Weisman


                                                /s/ Asher Gottesman
                                                ---------------------------
                                                Asher Gottesman


                                                /s/ Len Fisch
                                                ---------------------------
                                                Len Fisch


                                                /s/ Igor Korbatov
                                                ---------------------------
                                                Igor Korbatov